FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Unaudited Consolidated Financial Statements as of June 30, 2007

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2007

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of June 30, 2007 and December 31, 2006 and for the six-month periods ended June 30, 2007 and 2006

$: Argentine peso

US$: US dollar

$3.093 = US$1 as of June 30, 2007

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of June 30, 2007 and December 31, 2006

(In millions of Argentine pesos – see Note 3.c)

	As of June 30, 2007 (Unaudited)	As of December 31, 2006
ASSETS
Current Assets
Cash and banks	$22	$30
Investments, net	786	635
Accounts receivable, net	795	743
Other receivables, net	185	128
Inventories, net	215	176
Other assets, net	15	15
Current assets from discontinued operations, net	—	44

Total current assets	2,018	1,771

Non-Current Assets
Other receivables, net	400	412
Investments	1	1
Fixed assets, net	5,561	5,739
Intangible assets, net	771	781
Other assets, net	10	10
Non-Current assets from discontinued operations, net	—	10

Total non-current assets	6,743	6,953

TOTAL ASSETS	$8,761	$8,724

LIABILITIES
Current Liabilities
Accounts payable	$1,440	$1,481
Debt	1,301	1,395
Salaries and social security payable	140	131
Taxes payable	222	223
Other liabilities	40	36
Contingencies	73	85
Current liabilities from discontinued operations	—	24

Total current liabilities	3,216	3,375

Non-Current Liabilities
Debt	2,295	2,703
Salaries and social security payable	36	32
Taxes payable	279	68
Other liabilities	119	102
Contingencies	252	234
Non-Current liabilities from discontinued operations	—	7

Total non-current liabilities	2,981	3,146

TOTAL LIABILITIES	$6,197	$6,521

Minority interest	1,190	1,036
SHAREHOLDERS’ EQUITY	$1,374	$1,167

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$8,761	$8,724

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Cristianci

President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the six-month periods ended June 30, 2007 and 2006

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the six-month periods ended June 30,
	2007	2006
Continuing operations
Net sales	$4,202	$3,348
Cost of services	(2,324)	(2,029)

Gross profit	1,878	1,319
General and administrative expenses	(164)	(129)
Selling expenses	(989)	(770)
Operating income	725	420

Gain on equity investees	—	6
Financial results, net	(218)	(297)
Other expenses, net	(59)	(87)

Net income before income tax and minority interest	448	42
Income tax benefit (expense), net	(158)	65
Minority interest	(183)	(55)

Net income from continuing operations	107	52

Discontinued operations
Income from the operations	1	—
Income from assets disposal	101	—

Income from discontinued operations	102	—

Net income	$209	$52

Net income per ordinary share	$18.22	$3.33

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Cristianci

President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2007 and 2006

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions					Unappropriated earnings
	Capital Stock		Inflation adjustment	Share issue			Foreign currency			Total
Concept	Common stock	Preferred shares	to capital stock	premiums (1)	Total	Legal reserve	translation adjustments	Accumulated deficit	Total	Shareholders’ equity
Balances as of January 1, 2006	$53	25	125	896	1,099	162	17	(250)	(71)	$1,028
Foreign currency translation adjustments	—	—	—	—	—	—	3	—	3	3
Net income for the period	—	—	—	—	—	—	—	52	52	52

Balances as of June 30, 2006	53	25	125	896	1,099	162	20	(198)	(16)	$1,083

Balances as of January 1, 2007	$53	25	125	896	1,099	162	27	(121)	68	$1,167
Foreign currency translation adjustments	—	—	—	—	—	—	(2)	—	(2)	(2)
Net income for the period	—	—	—	—	—	—	—	209	209	209

Balances as of June 30, 2007	$53	25	125	896	1,099	162	25	88	275	$1,374

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Cristianci

President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the six-month periods ended June 30, 2007 and 2006

(In millions of Argentine pesos - see Note 3.c)

	For the six-month periods ended June 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$209	$52
Income from discontinued operations	(102)	—

Net income for the period from continuing operations	107	52
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	45	61
Depreciation of fixed assets	665	675
Amortization of intangible assets	22	25
Gain on equity investees	—	(6)
Consumption of materials	36	31
Loss on sale/disposal of fixed assets	(2)	(3)
Provision for lawsuits and contingencies	28	105
Holdings loss on inventories	26	7
Interest and other financial losses on loans	231	342
Income tax	151	(95)
Minority interest	183	55
Net increase in assets	(146)	(119)
Net (increase) decrease in liabilities	(45)	72

Total cash flows provided by operating activities	1,301	1,202

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(533)	(353)
Intangible asset acquisitions	(20)	(1)
Proceeds for the sale of fixed assets	4	9
Proceeds for the sale of equity investees	182	—
Decrease in investments not considered as cash and cash equivalents	(21)	45
Equity investees acquisitions	(1)	—

Total cash flows used in investing activities	(389)	(300)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	36	32
Payment of debt	(648)	(720)
Payment of interest and debt-related expenses	(157)	(262)
Dividends paid	(21)	—

Total cash flows used in financing activities	(790)	(950)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	122	(48)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	665	608

CASH AND CASH EQUIVALENTS AT PERIOD END	$787	$560

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Cristianci

President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina or Telecom”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b) Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of June 30, 2007

As of June 30, 2007, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of June 30, 2007, Telecom Argentina’s subsidiaries have been granted the following licenses:

•

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the serious non-performance of material obligations;

•	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•

the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities;

•	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the Regulatory Authority; and Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the Regulatory authority.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2007.

In May 2004, Telecom Argentina signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though Telecom Argentina fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(d) New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded. At the date of issuance of these financial statements, both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L. have fulfilled this commitment;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute.

At the date of issuance of these financial statements, Telecom Argentina is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of Telecom Argentina’s management that the renegotiation agreement process will be successfully completed.

(e) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

On June 8, 2007, the SC issued Resolution No. 80/07 which stipulates that until the SU Fund is effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, are required to deposit the contributions corresponding to future obligations originating since the Resolution was issued onward into a special individual account held in their name at the Banco de la Nación Argentina. The amounts to be deposited will be determined according to the provisions of CNC Resolution No. 2,713/07, issued in August 2007.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance –in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network—, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HCPM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than seven years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after six years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of June 30, 2007, this provision amounts to $108.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a)	discontinue billing SU amounts to customers;

b)	reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);

c)	clearly identify the reimbursed amounts in the invoices; and

d)	file certain information to the regulatory authority for the verification of the reimbursements.

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

In December 2006, the CNC issued a preliminary report on the verification and control of the SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied is that required by the CNC. As of the date of these financial statements, Personal has not received any claim on this matter. If any, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(f) Tax Stability: Social Security contribution variations

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years and the planned use of the savings and increases that have resulted.

Pursuant to Resolution No. 41/07, Telecom Argentina will be able to offset the impact of costs borne as a result of increases in Social Security contribution rates implemented in accordance with the applicable regulations with the savings produced by the reduction of the level of Social Security contributions initially earmarked for the argentina@internet.todos Program.

The implementation by Telecom of Resolution No. 41/07 remains subject to tax audits by the Regulatory Authority. Management of Telecom Argentina estimates that a positive balance in Telecom Argentina’s favor will result from such audits and will be applied to other regulatory obligations, existing or to be determined in the future.

At the date of issuance of these consolidated financial statements, the Regulatory Authority is auditing these matters and is expected to be concluded by the third quarter of 2007.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of June 30, 2007 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%

Wireless	Personal	99.99%
	Nucleo	67.50%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at June 30, 2007.

As of June 30, 2007, the operations from the former subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information. Additional information is given in Note 12.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements.

The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law, the CPCECABA, approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after June 30, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the six-month period ended June 30, 2007, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003 (*) (I)	As reported (**) (II)	Effect (I) – (II)
Total assets	8,683	8,761	(78)
Total liabilities	6,169	6,197	(28)
Minority interest	1,167	1,190	(23)
Shareholders’ equity	1,347	1,374	(27)
Net income	211	209	2

(*)	As required by Argentine GAAP.
(**)	As required by CNV resolution.

(d) Interim financial information

The accompanying June 30, 2007 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the six-month period ended June 30, 2007 are not necessarily indicative of results that may be expected for any future periods.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(g) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,790,000 (unaudited) at June 30, 2007, and 3,663,000 at June 30, 2006 (unaudited) and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 3,347,000 (unaudited) at June 30, 2007, and 2,619,000 (unaudited) at June 30, 2006.

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings per share

The Company calculates net income (loss) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Six-month periods ended June 30,
	2007	2006
Net income (loss) in the statements of income	$209	$52
Less:
Results corresponding to Class “A” and Class “B” preferred shares	(112)	(34)

Total results used to calculate earning per ordinary share.	$97	$18

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues by reportable segments are:

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Discontinued operations (former “Directory publishing”, see Note 12)

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 28, 2003.

The net carrying value of these capitalized costs was $154 as of June 30, 2007 and $210 as of December 31, 2006 and will be fully amortized through December 31, 2008.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

As mentioned in Note 3.g, the Telecom Group provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Other assets from discontinued operations are stated as follows:

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Telecom Group has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.6% of the total transferred buildings, representing $12 of net carrying value as of June 30, 2007. Nevertheless, the Telecom Group is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $11 and $7 for the six-month periods ended June 30, 2007, and 2006, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	11-50
Tower and pole	12-20
Transmission equipment	7-9
Wireless network access	7-9
Switching equipment	7-9
Power equipment	10
External wiring	17
Telephony equipment and instruments	6-9
Installations	4-12
Computer equipment	5-6

As a consequence of the commercial decision of accelerating the migration from TDMA technology to GSM technology, this process is expected to be concluded by March 2008 (originally was expected by December 2008). Accordingly, Personal recognized accelerated depreciation of $28 related to these assets in order to be fully depreciated by March 31, 2008.

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

- Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

- PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified Personal’s PCS licenses as indefinite life intangibles.

- PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses are amortized under the straight-line method over 10 years through fiscal year 2007.

- Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

Intangible assets from discontinued operations (trademarks) are amortized under the straight-line method over 15 years.

(m) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%. Additionally, when dividends are paid to foreign shareholders, there is an additional income tax rate of 15%, which is deducted from the amounts paid to the shareholders.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2006. However, there are remaining tax loss carryforwards as of June 30, 2007. Accordingly, the Telecom Group has determined an additional proportional charge for the six-month period ended June 30, 2007 for the tax on minimum presumed income of $25, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the six-month periods ended June 30, 2007 and 2006.

(p) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of June 30, 2007 and December 31, 2006 as required by RT 23. As of June 30, 2007, this provision amounts to $16.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(r) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(s) Derivatives to compensate future risks or minimized financial costs

Telecom Argentina has adopted the Caption No. 2 of RT 18 issued by the FACPCE, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that Telecom Argentina’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, Telecom Argentina considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Telecom Argentina does not enter into derivative contracts for speculative purposes.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the six-month periods ended June 30, 2007 and 2006 are shown in Note 15.h. under the line item “Advertising”.

(v) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each period end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management –with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of June 30, 2007	As of December 31, 2006
Cash	$10	$12
Banks	10	18
Related parties (Note 7)	2	—

	$22	$30

(b) Investments

Investments consist of the following:

	As of June 30, 2007	As of December 31, 2006
Current
Time deposits	$714	$562
Mutual funds	57	73
Related parties (Note 7)	15

	$786	$635

Non current
2003 Telecommunications Fund	$1	$1

	$1	$1

(c) Accounts receivable

Accounts receivable consist of the following:

	As of June 30, 2007	As of December 31, 2006
Current
Voice, data and Internet	$448	$433
Wireless (i)	462	411
Wireless – related parties (Note 7)	4	4

Subtotal	914	848
Allowance for doubtful accounts	(119)	(105)

	$795	$743

(i)	Includes $24 as of June 30, 2007 and $28 as of December 31, 2006 corresponding to Nucleo’s receivables.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(d) Other receivables

Other receivables consist of the following:

	As of June 30, 2007	As of December 31, 2006
Current
Credit on minimum presumed income tax	$54	$—
Tax credits	48	36
Prepaid expenses	$37	$34
Derivatives	18	—
Restricted funds	10	29
Other	29	40

Subtotal	196	139
Allowance for doubtful accounts	(11)	(11)

	$185	$128

Non current
Credit on minimum presumed income tax (i)	$267	$296
Derivatives	99	85
Restricted funds	16	15
Prepaid expenses	15	14
Other tax credits	16	14
Other	3	2

Subtotal	416	426
Allowance for doubtful accounts	(16)	(14)

	$400	$412

(i)	Considering the current expiration period (10 years), the Telecom Group considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of June 30, 2007	As of December 31, 2006
Wireless handsets and equipment	$232	$188
Allowance for obsolescence	(17)	(12)

	$215	$176

(f) Other assets

Other assets consist of the following:

	As of June 30, 2007	As of December 31, 2006
Current
Fixed assets held for sale	$20	$20
Allowance for other assets	(5)	(5)

	$15	$15

Non current
Fixed assets held for sale	$19	$19
Allowance for other assets	(9)	(9)

	$10	$10

(g) Fixed assets

Fixed assets consist of the following:

	As of June 30, 2007	As of December 31, 2006
Non current
Net carrying value (Note 15.a)	$5,582	$5,761
Write-off of materials	(21)	(22)

	$5,561	$5,739

(h) Accounts payable

Accounts payable consist of the following:

	As of June 30, 2007	As of December 31, 2006
Current
Fixed assets suppliers	$383	$460
Inventories suppliers	219	253
Other assets and services suppliers	614	571

Subtotal	1,216	1,284
Deferred revenues	93	81
Agent commissions	84	70
SU reimbursement	6	6
Related parties (Note 7)	41	40

	$1,440	$1,481

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of June 30, 2007	As of December 31, 2006
Current
Vacation, bonuses and social security payable	$123	$114
Special termination benefits	17	17

	$140	$131

Non current
Special termination benefits	$36	$32

(j) Taxes payable

Taxes payable consist of the following:

	As of June 30, 2007	As of December 31, 2006
Current
Tax on Universal Service	$108	$95
Turnover tax	35	46
VAT, net	20	8
Income tax, net (i)	2	3
Tax on minimum presumed income, net	20	18
Regulatory fees	11	12
Internal taxes	15	13
Other	11	28

	$222	$223

Non current
Deferred tax liabilities	$279	$68

(i)	Corresponds to Nucleo.

(k) Other liabilities

Other liabilities consist of the following:

	As of June 30, 2007	As of December 31, 2006
Current
Contributions to government programs	$13	$13
Deferred revenue on sale of capacity and related services	9	6
Court fee	3	3
Guarantees received	7	5
Other	8	9

	$40	$36

Non current
Deferred revenue on sale of capacity and related services	$62	$49
Asset retirement obligations	24	24
Court fee	13	14
Retirement benefits	16	14
Other	4	1

	$119	$102

(l) Net sales

Net sales consist of the following:

	Six-month periods ended June 30,
	2007	2006
Voice	$1,258	$1,205
Data	81	75
Internet	250	205

Subtotal	1,589	1,485
Wireless in Argentina	2,436	1,716
Wireless in Paraguay	177	147

	$4,202	$3,348

(m) Gain on equity investees

Gain on equity investees consists of the following:

	Six-month periods ended June 30,
	2007	2006
Gain on capital reimbursement of Nucleo	$—	$6

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(n) Financial results, net

Financial results, net consist of the following:

	Six-month periods ended June 30,
	2007	2006
Generated by assets
Interest income	$45	$35
Foreign currency exchange gain	7	8
Holding losses on inventories	(26)	(7)
Other	3	10

Total generated by assets	$29	$46

Generated by liabilities
Interest expense	$(162)	$(189)
Less capitalized interest on fixed assets	11	7
Loss on discounting of debt	(32)	(63)
Foreign currency exchange loss	(81)	(210)
Gain on derivatives	17	112

Total generated by liabilities	$(247)	$(343)

	$(218)	$(297)

(o) Other expenses, net

Other expenses, net consist of the following:

	Six-month periods ended June 30,
	2007	2006
Provision for contingencies	$(28)	$(48)
Severance indemnities and special termination benefits	(33)	(16)
Allowance for obsolescence of inventories	(5)	(1)
Allowance for doubtful accounts and other assets	(2)	(1)
Allowance for obsolescence of materials	—	(17)
Allowance for doubtful accounts and other assets	—	(5)
Other, net	9	1

	$(59)	$(87)

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years/periods shown in the statements of cash flows:

	As of June 30,		As of December 31,
	2007	2006	2006	2005
Cash and banks	$22	$20	$30	$44
Current investments	786	540	635	604

Total as per balance sheet	$808	$560	$665	$648
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	(21)	—	—	—
- Government bonds (i)	—	—	—	(40)

Total cash and cash equivalents as shown in the statement of cash flows	$787	$560	$665	$608

(i)	Corresponds to the current portion of held-to-maturity investments.

The financial and holding results included in the total cash flows provided by operating activities are as follows:

	Six month periods ended June 30,
	2007	2006
Foreign currency exchange gain on cash and cash equivalents	$3	$7
Interest income generated by current investments	26	17
Interest income generated by accounts receivable	19	18

Subtotal	48	42
Other cash flows provided by operating activities	1,253	1,160

Total cash flows provided by operating activities	$1,301	$1,202

Income taxes eliminated from operating activities components:

	Six month periods ended June 30,
	2007	2006
Reversal of income tax included in the statement of income	$158	$(65)
Income taxes paid	(7)	(30)

Total income taxes eliminated from operating activities	$151	$(95)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Supplementary cash flow information (continued)

Changes in assets/liabilities components:

	Six-month periods ended June 30,
	2007	2006
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$—	$(6)
Trade accounts receivable	(91)	(59)
Other receivables	17	(39)
Inventories	(72)	(15)

	$(146)	$(119)

Net (decrease) increase in liabilities
Accounts payable	$(20)	$89
Salaries and social benefits payable	13	1
Taxes payable	(37)	(8)
Other liabilities	21	(3)
Contingencies	(22)	(7)

	$(45)	$72

Interest paid during the six-month periods ended June 30, 2007 and 2006 (including debt restructuring related expenses), amounted to $157 and $262, respectively.

•	Main non-cash operating transactions:

	Six-month periods ended June 30,
	2007	2006
Provision for minimum presumed income tax	$25	$20
Derivatives	19	80
Foreign currency translation adjustments in assets	13	36
Foreign currency translation adjustments in liabilities	6	18

•	Most significant investing activities:

Fixed assets acquisitions include:

	Six-month periods ended June 30,
	2007	2006
Acquisition of fixed assets (Note 15.a)	$(534)	$(464)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(382)	(110)
Less:
Acquisition of fixed assets through incurrence of accounts payable	370	212
Capitalized interest on fixed assets	11	7
Wireless handsets lent to customers at no cost (i)	2	2

	$(533)	$(353)

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Six-month periods ended June 30,
	2007	2006
Acquisition of intangible assets (Note 15.b)	$(19)	$(21)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(14)	(24)
Less:
Acquisition of intangible assets through incurrence of accounts payable	13	21
Debt issue costs classified as financing activities	—	23

	$(20)	$(1)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Six-month periods ended June 30,
	2007	2006
Time deposits with maturities of more than three months	(21)	—
Government bonds with maturities of more than three months	$—	$45

Total cash flows from investments not considered as cash equivalents	$(21)	$45

•	Financing activities components:

	Six-month periods ended June 30,
	2007	2006
Debt proceeds	$36	$32
Payment of Notes	(455)	(663)
Payment of bank loans	(193)	(57)
Payment of interest on Notes	(139)	(184)
Payment of interest on bank loans	(18)	(54)
Payment of debt restructuring related expenses	—	(24)
Dividends paid	(21)	—

Total financing activities components	$(790)	$(950)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 – Related party transactions

(a) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(b) Changes in the equity stocks of the indirect shareholders of Nortel.

On the basis of publicly available information and also of what was reported in Telecom Italia S.p.A.’s 20-F, in April 2007 a group of Italian investors made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Sintonia S.A., together with Telefónica S.A., the Spain based international telecom operator, entered into an agreement aimed at the acquisition of the entire share capital of Olimpia S.p.A. (which holds approximately 18% of Telecom Italia S.p.A.’s voting capital) through a company vehicle named Telco S.p.A. This acquisition, as a result of which Telco S.p.A will own approximately 23.6% of Telecom Italia S.p.A.’s voting capital, is subject to approval by the competent authorities and expected to be completed by October 2007. The agreement among the aforementioned parties provides that the Telecom Italia and Telefónica groups will be managed autonomously and independently. According to such agreement, the list to be submitted by Olimpia S.p.A. or Telco S.p.A., as the case may be, to the shareholders’ meeting of Telecom Italia S.p.A., for the appointment of the directors of Telecom Italia S.p.A., shall be made up pursuant to the following criteria: (i) Telefónica S.A. -to the extent holding at least 30% of Telco S.p.A.’s share capital- shall have the right vis-à-vis the other parties to designate two directors of Telecom Italia S.p.A. to be included as designees for appointment in the Board of Telecom Italia S.p.A. in the list presented by Olimpia S.p.A. or Telco S.p.A. (as the case may be) and, to the extent feasible, pursuant to article 2386, first paragraph, of the Italian Civil Code (i.e. through appointment) and (ii) the Italian investors -to the extent holding at least 50% plus one share of Telco S.p.A.’s share capital- shall designate the other members of the list as follows: (a) three members unanimously and (b) the remaining members on the basis of a proportionality criterium (i.e. 1/5 each for Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. and 2/5 for Assicurazioni Generali S.p.A. Nortel’s Board of Directors is analyzing the impact of this agreement.

(c) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. In addition, the Company has conducted non significant transactions with its direct shareholder, Nortel, for the periods presented. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of June 30, 2007 and as of December 31, 2006 and for the three-month periods ended June 30, 2007 and 2006:

	As of June 30, 2007	As of December 31, 2006
Cash and banks
Standard Bank (a) (d)	$2	$—

	$2	$—

Investments
Standard Bank (a) (d)	15	—

	$15	$—

Accounts receivable
Telecom Italia S.p.A. (a) (c)	$2	$2
TIM Celular S.A. (a)	2	2

	$4	$4

Accounts payable:
Telecom Italia Sparkle S.p.A. (a)	$15	$15
Telecom Italia S.p.A. (a) (c)	15	7
Italtel Argentina S.A. (a)	3	6
Entel S.A. (Bolivia) (a)	2	1
Etec S.A. (a)	1	1
Italtel S.p.A. (a)	—	1
TIM Celular S.A. (a)	—	6
Latin American Nautilus Argentina S.A. (a)	3	2
Latin American Nautilus USA Inc (a)	—	1
Caja de Ahorro y Seguro S.A. (b)	1	—
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (b)	1	—

	$41	$40

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 – Related party transactions (continued)

		Six-month periods ended June 30,
	Transaction description	2007	2006
Services rendered:
Related parties as of June 30, 2007
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$3	$1
Latin American Nautilus Argentina S.A. (a)	International inbound calls	1	—
Entel S.A. (Bolivia) (a)	International inbound calls	1	1
Telecom Italia S.p.A. (a) (c)	Roaming	3	2
Standard Bank (b) (d)	Usage of fixed telephony	2	—
TIM Celular S.A. (a)	Roaming	5	5

Total net sales		$15	$9

Services received:
Related parties as of June 30, 2007

Telecom Italia S.p.A. (a) (c)	Fees for services and roaming	(12)	(4)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	(8)	(5)
Entel S.A. (Bolivia) (a)	International outbound calls	(2)	(2)
Etec S.A. (a)	International outbound calls	(2)	(2)
Latin American Nautilus USA Inc. (a)	International outbound calls	(1)	(1)
TIM Celular S.A. (a)	Roaming and Maintenance, materials and supplies	(3)	(2)
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	(2)	(1)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (b)	Insurance (*)	(3)	(3)
Caja de Ahorro y Seguro S.A. (b)	Insurance	(1)	—
Caja de Seguros S.A. (b)	Insurance	(1)	(1)

Total operating costs		$(35)	$(21)

(*)	Shown in Note 15.h. under the line item “Salaries and social security”.

	Six-month periods ended June 30,
	2007	2006
Purchases of fixed assets/intangible assets:
Related parties as of June 30, 2007
Telecom Italia Sparkle S.p.A. (a)	$16	$—
Italtel Argentina S.A. (a)	30	26
Latin American Nautilus Argentina S.A. (a)	1	—

Total fixed assets and intangible assets	$47	$26

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina – Inversiones S.L.
(c)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.
(d)	This company is a related party as from April 2007.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(d) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia had approved the entity’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Personal received $0.4 million in this connection.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt

As of June 30, 2007 and as of December 31, 2006, the Telecom Group’s short-term and long-term debt comprises the following:

	As of June 31, 2007	As of December 31, 2006
Short-term debt:
- Principal:
Notes	$1,034	$1,014
Bank loans	220	334

Subtotal	1,254	1,348
- Accrued interest	36	42
- Derivatives	11	5

Total short-term debt	$1,301	$1,395

Long-term debt:
- Principal:
Notes	$2,392	$2,798
Bank loans	10	51

Subtotal	2,402	2,849
- Derivatives	7	—
- Effect on discounting of debt	(114)	(146)

Total long-term debt	$2,295	$2,703

Total debt	$3,596	$4,098

The following table segregates the Telecom Group’s debt by company as of June 30, 2007 and as of December 31, 2006:

	Telecom	Personal	Nucleo	Consolidated as of June 30, 2007	Consolidated as of December 31, 2006
(i) Principal	2,623	976	57	3,656	4,197
(ii) Accrued interest	34	2	—	36	42

Subtotal	2,657	978	57	3,692	4,239
(iii) Effect on discounting of debt	(114)	—	—	(114)	(146)
(iv) Derivatives	18	—	—	18	5

Total debt	2,561	978	57	3,596	4,098

• Current	1,036	218	47	1,301	1,395
• Non current	1,525	760	10	2,295	2,703

8.2. Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. Telecom Argentina issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through April 2007, Telecom Argentina has made additional mandatory and optional principal prepayments which prepaid all principal amortization payments originally scheduled up to October 2009 and 31.8% of the principal amortization payment originally scheduled due April 2010. According to the terms and conditions of the notes issued by Telecom Argentina, on May 24, 2007, the Company cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010 with the net cash proceeds from the sale of Publicom ($184 equivalent to US$ 60 million, see Note 12).

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors was available for collection and transferred to the respective clearing houses, as ruled by the Courts of New York under Section 304 of the U.S. Bankruptcy Law.

•	New Notes

Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
June 30, 2007	B+	A+	B	A

Covenants

Mandatory prepayments

If Telecom Argentina generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of Telecom Argentina (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively.

On April 16, 2007, Telecom made a cash payment of $249 corresponding to “excess cash” determined for the period ended on December 31, 2006. Based on the June 30, 2007 financial statements, the Company has determined an “excess cash” of $454 (equivalent to US$ 147 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Negative covenants

The terms and conditions of the new Notes require that Telecom Argentina complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt of the Telecom Group (continued)

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, Telecom Argentina cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, Telecom Argentina held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by Telecom Argentina and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. Telecom Argentina paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the new Notes

The following table shows the main characteristics of the outstanding series of Notes as of June 30, 2007:

Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Book value at June 30, 2007 (in million of $)					Fair value as of June 30, 2007
					Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 63	October 2014	194	2	196	(12)	184	192
A-1	2	Euro 493	Euro 318	October 2014	1,329	13	1,342	(77)	1,265	1,313
B-1	1	US$ 933	US$ 228	October 2011	706	15	721	(1)	720	735

					2,229	30	2,259	(90)	2,169	2,240

Unlisted
A-2	1	US$ 7	US$ 5	October 2014	15	—	15	(1)	14	15
A-2	2	Euro 41	Euro 26	October 2014	109	1	110	(6)	104	109
A-2	3	Yen 12,328	Yen 7,944	October 2014	200	1	201	(17)	184	196
A-2	4	$ 26	(**) $ 20	October 2014	20	1	21	—	21	20
B-2	1	US$ 66	US$ 16	October 2011	50	1	51	—	51	52

					394	4	398	(24)	374	(*) 392

					2,623	34	2,657	(114)	2,543	2,632

(*)	Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.
(**)	The outstanding debt includes the CER adjustment.

•	Potential claims by non-participant creditors

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court. In November 2006, the appeal was denied and the judgment was confirmed. The Argo Fund re-appealed the judgment which is still pending resolution. Monies available to non-participating creditors’ were transferred to the respective clearing houses.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

In case Telecom Argentina is granted an unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) Telecom Argentina fails to pay certain of its obligations, (ii) certain of Telecom Argentina’s obligations are accelerated, (iii) Telecom Argentina repudiates or declares a moratorium with respect to certain of its obligations, (iv) Telecom Argentina restructures certain of its obligations in a certain way, or (v) Telecom Argentina becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at June 30, 2007 are as follows:

Characteristics of the agreement	Swap in euros	Swap in Yen

- Date of the contract	08.23.05	09.30.05

- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$

- Outstanding principal to receive subject to contract	€ 338 million	¥ 7,800 million

- Outstanding principal to render subject to contract	US$ 413 million	US$ 69 million

- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual

- Interest rate to be paid in US$	6.90% annual	6.02% annual

- Total principal and interest to be received	€ 359 million	¥ 7,998 million

- Total principal and interest to be paid	US$ 450 million	US$ 74 million

- Swap estimated market value as of 03.31.07 – (assets) liabilities	(US$ 38 million)	US$ 6 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

8.3. Restructured debt of the subsidiaries of Telecom

(a) Personal

1. New notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

In June 2007, Personal cancelled the Series 2 first installment for an aggregate amount of $25 ($22 for principal amount and $3 for interest amount).

The following table shows the outstanding series of Notes as of June 30, 2007:

Series	Nominal value (in millions)		Term in years	Maturity date		Annual rate %	Book value as of June 30, 2007 (in million of $)				Fair value as of June 30, 2007
							Principal	Accrued interest	Issue discount and underwriting fees	Total
2		$87	3	December 2008	(a)	(b) 14.29	65	—	—	65	(c) 65
3	US$	240	5	December 2010		9.25	743	1	(5)	739	785

						Total	808	1	(5)	804	850

(a)	The maturity dates of the three outstanding installments of this series are: December 2007, June 2008 and December 2008, respectively.
(b)	Floating Badlar plus 6.5%. Badlar for the period June 22, 2007 through September 22, 2007 is 7.79%. Total interest rate cannot be lower than 10% or higher than 20%.
(c)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
June 30, 2007	B+	A+	B	A

2. Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. As of June 30, 2007, the book value of this loan amounts to $36 (in February 2007, Personal had made a principal prepayment of US$8 million).

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively. In June 2007, Personal cancelled, at the due date, the Peso Facility Tranche A and the Dollar Facility Tranche A for an aggregate amount of $59 ($57 for principal amount and $2 for interest amount) and $108 ($106 for principal amount and $2 for interest amount), respectively.

The following table shows the main characteristics of the syndicated loans as of June 30, 2007:

Loans	Nominal value (in millions)		Term in months	Maturity date	Annual rate %	Book value at June 30, 2007 (in million of $)
						Principal	Accrued interest	Total
Peso Facility Tranche B		$30	24	December 2007	13.10	30	—	30
Dollar Facility Tranche B	US$	34.5	24	December 2007	(a) 7.61	107	—	107

					Total	301	—	(b) 137

(a)	These loans were issued at a 3-months LIBOR plus 2.25% for Tranche B. LIBOR for the period June 22, 2007 through September 22, 2007 is 5.36%
(b)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•

in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

The terms and conditions of Personal’s Syndicated loans require that Personal comply with various covenants, including:

•	Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 1.75:1.00;

•

Interest Coverage Ratio: the Interest Coverage Ratio (Consolidated quarterly EBITDA / accrued interest for quarterly—including amortization issue discount-) for any fiscal quarter shall not be lower than 3.00:1.00.

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt of the Telecom Group (continued)

c)	Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

d)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

f)	Sale and leaseback transactions;

g)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans of Personal provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

During the first quarter of 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; these funds plus Nucleo’s own funds (US$ 7.5 million) were used to cancel the remaining financial debt of US$ 59 million, refinanced in November 2004.

Related to the new debt, Nucleo cancelled US$ 1.5 million during July and August 2006, and U$S 1.6 million during the first half of 2007. The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

•	the reimbursement of the loan shall be made in semiannual payments, the later of which to be paid on February 27, 2009; the payment of accrued interests shall be made quarterly.

•

the debt accrues interest at an annual nominal rate of 5.9% for its effective first year, and might be adjusted according to US LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, during the first half of 2007, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of Guaranies 62,156 million (equivalent to $37), with maturity dates in a range between six and nine months and a payment of accrued interests that shall be made quarterly.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity

9.1 – Of the Company

As of June 30, 2007 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interest in Sofora.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2%of Sofora’s shares, respectively.

W de Argentina – Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

•	Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11

1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55	108.9
Non declared and non paid redemption corresponding to fiscal year 2002	55	108.9
Non declared and non paid redemption corresponding to fiscal year 2003	55	108.9
Non declared and non paid redemption corresponding to fiscal year 2004	55	108.9
Non declared and non paid redemption corresponding to fiscal year 2005	55	108.9
Redemption corresponding to fiscal year 2006 and thereafter	42	81.7

	317	626.2

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19	37.6
Corresponding to fiscal year 2002	19	37.6
Corresponding to fiscal year 2003	19	37.6
Corresponding to fiscal year 2004	19	37.6
Corresponding to fiscal year 2005	19	37.6
Corresponding to fiscal year 2006	19	37.6
Corresponding to fiscal year 2007	10	18.8

	124	244.4

	441	870.6

•	Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At September 30, 2006, the ratio has exceeded 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively. At June 30, 2007, the ratio has not exceeded 1.75.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

•	Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

Considering that the abovementioned ratio of 1.75 has not been exceeded at June 30, 2007 since the approval of the consolidated financial statements as of December 31, 2006, the Class “B” preferred shares holders are not entitled to vote.

9.2 – Of Telecom Argentina

(a) Common stock

At June 30, 2007 Telecom Argentina had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock – see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety. Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for a meeting in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Executive Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Annual General and Extraordinary Meetings, and the Special Class “C” Meeting (the “Meetings”), held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or Telecom Argentina’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

10. Income tax

As describe in Note 4.o, the Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17.

Income tax benefit (expense) for the three-month periods ended June 30, 2007 and 2006 consists of the following:

	Three-month periods ended June 30,
	2007	2006
Current tax expense (i)	$(10)	$(3)
Deferred tax (expense) benefit	(153)	(3)
Valuation allowance	5	71
Current tax expense from discontinued operations	(63)	—

Income tax benefit (expense) (ii)	$(221)	$65

(i)	Corresponds to Nucleo.
(ii)	In 2007, $(126) corresponds to Telecom, $(69) corresponds to Personal and $(26) corresponds to Nucleo.

In 2006, $58 corresponds to Telecom, $9 corresponds to Personal and $(2) corresponds to Nucleo.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of June 30, 2007					As of December 31, 2006
	Telecom	Personal	Nucleo	Nortel	Total
Tax loss carryforwards	$332	$31	—	2	365	$722
Allowance for doubtful accounts	40	35	—	—	75	67
Provision for contingencies	87	28	—	—	115	113
Other deferred tax assets	76	26	—	1	103	96

Total deferred tax assets	535	120	—	3	658	998
Fixed assets	(89)	(50)	2	—	(137)	(167)
Inflation adjustments (i)	(548)	(53)	(1)	—	(602)	(702)
Estimated cash dividends receivable from foreign companies	—	(6)	—	—	(6)	—

Total deferred tax liabilities	(637)	(109)	1	—	(745)	(869)

Subtotal deferred tax assets (liabilities)	(102)	11	1	3	(87)	129
- Valuation allowance	(185)	(4)	—	(3)	(192)	(197)

Net deferred tax (liabilities) assets as of June 30, 2007	(287)	7	1	—	(279)

Net deferred tax (liabilities) assets as of December 31, 2006	$(161)	$94	$(1)	—		$(68)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

Income tax benefit (expense) from continuing operations for the six-month periods ended June 30, 2007 and 2006 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	758	31	789
Non taxable items	(367)	(10)	(377)

Subtotal	391	21	412
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(137)	(2)	(139)
Change in valuation allowance (*)	5	—	5
Additional income tax from cash dividends paid by foreign companies	—	(24)	(24)
Income tax expense as of June 30, 2007	(132)	(26)	(158)

Pre-tax income on a separate return basis	92	32	124
Non taxable items	(84)	(8)	(92)

Subtotal	8	24	(32)
Statutory income tax rate	35%	10%

Income tax benefit (expense) at statutory tax rate	(4)	(2)	(6)
Change in valuation allowance (*)	71	—	71

Income tax benefit (expense) as of June 30, 2006	67	(2)	65

(*)	In 2007, corresponds $10 to Telecom Argentina and $(4) corresponds to Personal. In 2006, corresponds to Telecom Argentina.

As of June 30, 2007 the Company and the Telecom Group had accumulated operating tax loss carryforwards of $590. The following table details the operating tax loss carryforwards segregated by company:

Expiration year	Telecom Argentina	Personal	Nortel	Total consolidated
2007	$298	$2	$—	$300
2009	34	—	—	34
2010	—	29	1	30
2011	—	—	1	1

Total	$332	$31	$2	$365

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was deducted entirely for income tax purposes in fiscal year 2002. However, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of June 30, 2007, a valuation allowance for an amount of $185 has been provided for Telecom Argentina’s related deferred tax assets. Nortel also has recorded a valuation allowance for its deferred tax assets.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $603 as of June 30, 2007, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom’s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Contingencies

Telecom Argentina is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the management of Telecom Argentina, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of June 30, 2007, Telecom Argentina has established reserves in an aggregate amount of $325 to cover potential losses under these claims and certain amounts deposited in Telecom Argentina’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2007, these restricted funds totaled $26. Telecom Argentina has classified these balances to other receivables on Telecom Argentina’s balance sheet.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected Telecom Argentina’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $19.1 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

In addition, Telecom Argentina is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of Telecom Argentina’s management, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on Telecom Argentina’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not Telecom Argentina, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold Telecom Argentina harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to Telecom Argentina for these claims through the issuance of treasury bonds. As of June 30, 2007, total claims in these labor lawsuits amounted to $11.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Tax Court. The AFIP’s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on Telecom Argentina´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Profit sharing bonds

Different legal actions were brought by former employees of Telecom Argentina against the National Government and Telecom Argentina requesting that Decree No. 395/92 – which expressly exempts Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Management of Telecom Argentina believes that none of the matters discussed above will have a material adverse effect on Telecom Argentina’s results of operations, liquidity or financial condition.

12. Sale of equity interest in Publicom – Discontinued operations

(a) Description of the transaction

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom (representing 99.99% of the capital stock and voting shares of the subsidiary) to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell) for US$ 60.8 million, basis price.

According to the undersigned stock sale, the stock transfer was executed on April 12, 2007 (“Closing Date”), and Telecom collected the total amount abovementioned.

The contract set a formula for price adjustment (the “Price Adjustment”) by means of which the basis price is subject to an adjustment which is to be determined within 45 days after Closing Date. Finally, the Price Adjustment resulted in a reduction of US$0.5 million, by means of which the final sell price was US$ 60.3 million.

Additionally, a series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits. For objections on (ii) abovementioned, indemnity is granted for 3 years, except for fiscal matters; in the latter, the term expires 5 years after Closing Date. As regards economic limits, the maximum amount for objections on (ii) abovementioned shall not exceed 20% of the adjusted selling price in the first year, 17.5% in the second year and 15% in the subsequent years. Additionally, for those matters identified in the sales contract as contingencies and/or reserves related to objections, Telecom shall only indemnify when the payments that Publicom and/or the buyer shall make for these matters exceed the global amount of $9, and up to the abovementioned economic limits.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom that principally refers to the publishing and distribution of the directories, with period ranges between 5 years and 20 years, which may be extended upon expiry date.

Telecom reserves the right to control Publicom as regards the abovementioned tasks in order to procure, among other things, the fulfillment of the regulatory obligations during the term of the proposal. In case of non-compliance by Publicom, Telecom will be able to apply economic sanctions and, in the case of serious non-compliance, even decide the resolution.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Sale of equity interest in Publicom – Discontinued operations (continued)

The proposal sets prices for the publishing, printing and distribution of the 2007 directories, and provides clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(b) Destination of the funds

According to the terms and conditions of the Notes issued by Telecom, the net proceeds for the sale of the equity interest in Publicom shall be applied to the purchase of the Notes within 45 days after the transaction is completed. In May 2007, the Company cancelled an additional 42.2% of the scheduled principal amortization payable in April 2010 with the net cash proceeds from the sale of Publicom.

(c) Accounting treatment

Under Argentine GAAP, the transaction described in a) above, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, the Company has consolidated Publicom as of June 30, 2007 and 2006 and as of December 31, 2006, identifying the assets, liabilities and results of operations in separate lines of the consolidated balance sheets and statements of income. As Publicom’s cash and cash equivalents have been included in the line “Current assets from discontinued operations, net”, consolidated statements of cash flows for the year ended December 31, 2006 and for the six-month period ended June 30, 2006 do not include these cash flows. Further information is given in the tables below.

A summary of the assets, liabilities, results of operations and cash flows of Publicom, net of intercompany transactions, that were included in the separate lines “Assets from discontinued operations”, “Liabilities from discontinued operations” and “Loss from discontinued operations”, is as follows:

•	Assets and liabilities from discontinued operations

As of December 31, 2006
Cash and banks	1
Accounts receivables, net	40
Other assets	3

Total current assets	44

Other receivables, net	6
Fixed assets	4

Total non-current assets	10

Total assets	54

Accounts payable	13
Salaries and social security payable	1
Taxes payable	8
Contingencies	2

Total current liabilities	24

Contingencies	7

Total non-current liabilities	7

Total liabilities	31
Shareholders’ equity	23

Total liabilities and shareholders’ equity	54

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Sale of equity interest in Publicom – Discontinued operations (continued)

•	Results from discontinued operations

	Six-month periods ended June 30,
Income from the operations	2007	2006
Net sales	3	9
Salaries and social security	(2)	(4)
Maintenance, materials and supplies	—	(2)
Advertising	(1)	(2)
Others	(1)	(3)

Operating loss before depreciation and amortization	(1)	(2)
Depreciation of fixed assets	—	—

Operating loss	(1)	(2)
Financial results, net	1	1

Net loss before income tax	—	(1)
Income tax benefit	1	1

Net income from the operations	1	—

Income from assets disposal
Net income from the sale of the shares (including the Price Adjustment)	182	—
Equity value at June 30, 2007	(15)	—
Assignment of Publicom’s dividends receivable at June 30, 2007	(3)	—

Net income before income taxes	164	—
Income taxes	(63)	—

Net income from assets disposal	101	—

Income from discontinued operations	(2)	—

•	Cash flows from discontinued operations

	Six-month periods ended June 30,
	2007	2006
Net income (loss)	1	(1)
Provision for lawsuits and contingencies	(1)	—
Income tax	(1)	(1)
Net decrease in assets	7	8
Net decrease in liabilities	(7)	(7)

Total cash flows used in operating activities	(1)	(1)

Decrease in cash and cash equivalents	(1)	(1)
Cash and cash equivalents at the beginning of year	1	2

Cash and cash equivalents at period end	1	1

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through seven legal entities which represent seven operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas (i)

Wireless	Personal
Nucleo

(i)	Dormant entity at June 30, 2007.

As a consequence of the sale of the equity interest in Publicom, the former reportable segment “Directory publishing” has been included in a separate line, “Results from discontinued operations”, in the reportable segment “Voice, data and Internet”. Additional information is given in Note 12.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the six-month periods ended June 30, 2007 and 2006, more than 95 percent of the Telecom Group’s revenues were from services provided within Argentina. More than 95% of the Telecom Group’s fixed assets are in Argentina. Segment financial information was as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the six-month period ended June 30, 2007

☐	Income statement information

	Voice, data and Internet (a)	Wireless			Nortel	Total
Results from continuing operations		Personal	Nucleo	Subtotal
Services	1,589	2,169	174	2,343	—	3,932
Handsets	—	267	3	270	—	270

Net sales	1,589	2,436	177	2,613	—	4,202
Salaries and social security	(364)	(88)	(11)	(99)	(1)	(464)
Taxes	(96)	(221)	(4)	(225)	—	(321)
Maintenance, materials and supplies	(144)	(47)	(7)	(54)	—	(198)
Bad debt expense	(9)	(28)	(1)	(29)	—	(38)
Interconnection costs	(76)	—	—	—	—	(76)
Cost of international outbound calls	(61)	—	—	—	—	(61)
Lease of circuits	(26)	(19)	(7)	(26)	—	(52)
Fees for services	(60)	(63)	(4)	(67)	(1)	(128)
Advertising	(35)	(85)	(8)	(93)	—	(128)
Agent commissions and distribution of prepaid cards commissions	(12)	(303)	(25)	(328)	—	(340)
Other commissions	(21)	(33)	(2)	(35)	—	(56)
Roaming	—	(76)	—	(76)	—	(76)
Charges for TLRD	—	(250)	(21)	(271)	—	(271)
Cost of wireless handsets	—	(401)	(3)	(404)	—	(404)
Others	(81)	(84)	(12)	(96)	—	(177)

Operating income before depreciation and amortization	604	738	72	810	(2)	1,412
Depreciation of fixed assets and amortization of intangible assets	(419)	(236)	(32)	(268)	—	(687)
Operating income	185	502	40	542	(2)	725
Financial results, net	(124)	(90)	(4)	(94)	—	(218)
Other expenses, net	(45)	(13)	—	(13)	(1)	(59)

Net income (loss) before income tax and minority interest	16	399	36	435	(3)	448
Income tax, net	(63)	(69)	(26)	(95)	—	(158)
Minority interest	—	—	(8)	(8)	(175)	(183)

Net (loss) income from continuing operations	(47)	330	2	332	(178)	107
Loss from discontinued operations (Note 12)	102	—	—	—	—	102

Net income (loss)	55	330	2	332	(178)	209

(a)	Includes net sales of $18, operating income before depreciation of $4, operating profit of $3 and net income of $3 corresponding to Telecom Argentina USA.

☐	Balance sheet information

Fixed assets, net	3,880	1,438	243	1,681	—	5,561
Intangible assets, net	156	611	4	615	—	771
Capital expenditures (without debt issue costs)	300	219	34	253	—	553
Depreciation of fixed assets	(413)	(228)	(24)	(252)	—	(665)
Amortization of intangible assets (without debt issue costs)	(6)	(8)	(8)	(16)	—	(22)
Net financial debt	(1,752)	(865)	(54)	(919)	1	(2,671)

☐	Cash flow information

Cash flows provided by operating activities	816	435	53	488	(3)	1,301

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(264)	(250)	(39)	(289)	—	(553)
Decrease in investments not considered as cash and cash equivalents and other concepts	165	—	—	—	(1)	164

Total cash flows used in investing activities	(99)	(250)	(39)	(289)	(1)	(389)
Cash flows from financing activities:
Debt proceeds	—	—	36	36		36
Payment of debt	(433)	(210)	(5)	(215)		(648)
Payment of interest and debt-related expenses	(98)	(58)	(1)	(59)		(157)
Dividends paid	—	—	(21)	(21)		(21)

Total cash flows used in financing activities	(531)	(268)	9	(259)	—	(790)

Increase (decrease) in cash and cash equivalents	186	(83)	23	(60)	(4)	122
Cash and cash equivalents at the beginning of the year	409	221	31	252	4	665

Cash and cash equivalents at period end	595	138	54	192	—	787

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Segment information (continued)

For the six-month period ended June 30, 2006

☐	Income statement information

	Voice, data and Internet (a)	Wireless			Nortel	Total
Results from continuing operations		Personal	Nucleo	Subtotal
Services	1,485	1,488	143	1,631	—	3,116
Handsets	—	228	4	232	—	232

Net sales	1,485	1,716	147	1,863	—	3,348
Salaries and social security	(324)	(63)	(9)	(72)	—	(396)
Taxes	(83)	(149)	(4)	(153)	—	(236)
Maintenance, materials and supplies	(120)	(27)	(6)	(33)	—	(153)
Bad debt expense	(9)	(28)	—	(28)	—	(37)
Interconnection costs	(77)	—	—	—	—	(77)
Cost of international outbound calls	(53)	—	—	—	—	(53)
Lease of circuits	(15)	(5)	(7)	(12)	—	(27)
Fees for services	(42)	(54)	(4)	(58)	(1)	(101)
Advertising	(18)	(61)	(8)	(69)	—	(87)
Agent commissions and distribution of prepaid cards commissions	(9)	(210)	(20)	(230)	—	(239)
Other commissions	(21)	(31)	(1)	(32)	—	(53)
Roaming	—	(54)	(1)	(55)	—	(55)
Charges for TLRD	—	(176)	(14)	(190)	—	(190)
Cost of wireless handsets	—	(386)	(4)	(390)	—	(390)
Others	(68)	(59)	(7)	(66)	—	(134)

Operating income before depreciation and amortization	646	413	62	475	(1)	1,120
Depreciation of fixed assets and amortization of intangible assets	(480)	(189)	(31)	(220)	—	(700)
Operating income	166	224	31	255	(1)	420
Equity gain from related companies	—	6	—	6	—	6
Financial results, net	(225)	(78)	6	(72)	—	(297)
Other expenses, net	(52)	(34)	—	(34)	(1)	(87)

Net income (loss) before income tax and minority interest	(111)	118	37	155	(2)	42
Income tax, net	58	9	(2)	7	—	65
Minority interest	—	—	(10)	(10)	(45)	(55)

Net (loss) income from continuing operations	(53)	127	25	152	(47)	52
Loss from discontinued operations (Note 12)	—	—	—	—	—	—

Net income (loss)	(53)	127	25	152	(47)	52
(a) Includes net sales of $15, operating income before depreciation of $8, operating profit of $8 and net income of $8 corresponding to Telecom Argentina USA. ☐ Balance sheet information
Fixed assets, net	4,222	1,293	202	1,495	—	5,717
Intangible assets, net	105	632	20	652	—	757
Capital expenditures (without debt issue costs)	225	208	32	240	—	465
Depreciation of fixed assets	(474)	(179)	(22)	(201)	—	(675)
Amortization of intangible assets (without debt issue costs)	(6)	(10)	(9)	(19)	—	(25)
Net financial debt	(2,755)	(1,034)	(6)	(1,040)	—	(3,795)

☐ Cash flow information
Cash flows provided by (used in) operating activities	793	357	55	412	(3)	1,202
Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(189)	(145)	(20)	(165)	—	(354)
Decrease in investments not considered as cash and cash equivalents	54	—	—	—	—	54

Total cash flows provided by (used in) investing activities	(135)	(145)	(20)	(165)	—	(300)

Cash flows from financing activities:
Debt proceeds	—	—	32	32	—	32
Payment of debt	(663)	(14)	(43)	(57)	—	(720)
Payment of interest and debt-related expenses	(197)	(64)	(1)	(65)	—	(262)

Total cash flows used in financing activities	(860)	(78)	(12)	(90)	—	(950)

Increase (decrease) in cash and cash equivalents	(202)	134	23	157	(3)	(48)
Cash and cash equivalents at the beginning of year	443	154	3	157	8	608

Cash and cash equivalents at period end	241	288	26	314	5	560

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

14. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of June 30, 2007	As of December 31, 2006
ASSETS
Current Assets
Cash and banks	1	—
Investments	—	4

Total current assets	1	4

Non-Current Assets
Investments	1,375	1,165

Total non-current assets	1,375	1,165

TOTAL ASSETS	$1,376	$1,169

LIABILITIES
Current Liabilities
Debt	1	—
Taxes payable	1	2

Total current liabilities	2	2

TOTAL LIABILITIES	$2	$2

SHAREHOLDERS’ EQUITY	$1,374	$1,167

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,376	$1,169

Statements of income:

	Six-month periods ended June 30,
	2007	2006
Equity gain from related companies	$212	$54
General and administrative expenses	(2)	(1)
Other expenses, net	(1)	(1)

Net income	$209	$52

Condensed statements of cash flows:

	Six-month periods ended June 30,
	2007	2006
Cash flows used in operating activities	$(3)	$(3)
Cash flows from investing activities	(1)	—
Cash flows from financing activities	1	—

Decrease in cash and cash equivalents	(3)	(3)
Cash and cash equivalents at the beginning of year	4	8

Cash and cash equivalents at period end	$1	$5

15. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	109	—	—	—	—	109
Building	1,450	—	—	4	—	1,454
Tower and pole	352	—	(1)	7	—	358
Transmission equipment	4,018	7	(5)	27	(1)	4,046
Wireless network access	1,551	—	(3)	15	(5)	1,558
Switching equipment	4,136	2	(2)	31	(1)	4,166
Power equipment	562	1	(1)	7	(1)	568
External wiring	6,065	—	—	24	—	6,089
Telephony equipment and instruments	831	1	(5)	3	—	830
Equipment lent to customers at no cost	71	12	(4)	—	—	79
Vehicles	121	1	—	—	(6)	116
Furniture	74	—	—	(1)	—	73
Installations	316	—	(1)	—	—	315
Improvements in third parties buildings	84	—	—	1	—	85
Computer equipment	3,008	3	(4)	124	(2)	3,129
Work in progress	451	383	(3)	(231)	—	600

Subtotal	23,199	(a) 410	(29)	11	(16)	23,575
Asset retirement obligations	25	—	—	—	—	25
Materials	155	(b) 124	—	(11)	(36)	232

Total as of June 30, 2007	23,379	534	(29)	—	(52)	23,832

Total as of June 30, 2006	22,611	464	64	—	(60)	23,079

	Depreciation						Net carrying value as of June 30, 2007	Net carrying value as of December 31, 2006
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period
Land	—	—	—	—	—	—	109	109
Building	(768)	4 – 10	(29)	—	—	(797)	657	682
Tower and pole	(253)	5 – 8	(8)	1	—	(260)	98	99
Transmission equipment	(3,333)	11 – 14	(112)	3	1	(3,441)	605	685
Wireless network access	(1,119)	11 – 14	(92)	2	5	(1,204)	354	432
Switching equipment	(3,418)	11 – 15	(129)	1	1	(3,545)	621	718
Power equipment	(448)	10 – 11	(19)	1	—	(466)	102	114
External wiring	(4,456)	6	(144)	—	—	(4,600)	1,489	1,609
Telephony equipment and instruments	(771)	11 – 18	(14)	3	—	(782)	48	60
Equipment lent to customers at no cost	(67)	50	(3)	4	—	(66)	13	4
Vehicles	(77)	20	(6)	—	6	(77)	39	44
Furniture	(56)	10	(3)	—	—	(59)	14	18
Installations	(233)	8 – 25	(6)	1	—	(238)	77	83
Improvements in third parties buildings	(63)	3	—	—	—	(63)	22	21
Computer equipment	(2,541)	18 – 22	(97)	3	1	(2,634)	495	467
Work in progress	—	—	—	—	—	—	600	451

Subtotal	(17,603)		(662)	19	14	(18,232)	5,343	5,596
Asset retirement obligations	(15)	16 – 21	(3)	—	—	(18)	7	10
Materials	—		—	—	—	—	232	155

Total as of June 30, 2007	(17,618)		(c) (665)	19	14	(18,250)	5,582	5,761

Total as of June 30, 2006	(16,653)		(c) (675)	(40)	23	(17,345)	5,734

(a)	Includes $6 in Transmission equipment, 10 in Equipment lent to customers at no cost and $109 in Work in progress, transferred from materials.
(b)	Net of $125 transferred to fixed assets.
(c)	Includes $(56) and $(53), in June 2007 and June 2006, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the period
Software obtained or developed for internal use	440	—	(2)	—	438
Debt issue costs	54	—	(1)	—	53
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	181	—	(8)	—	173
Rights of use	140	17	—	—	157
Exclusivity agreements	62	2	—	—	64

Total as of June 30, 2007	1,535	19	(11)	—	1,543

Total as of June 30, 2006	1,516	21	24	(105)	1,456

	Amortization					Net carrying value as of June 30, 2007	Net carrying value as of December 31, 2006
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period
Software obtained or developed for internal use	(420)	(8)	2	—	(426)	12	20
Debt issue costs	(28)	(7)	1	—	(34)	19	26
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(170)	(8)	8	—	(170)	3	11
Rights of use	(35)	(4)	—	—	(39)	118	105
Exclusivity agreements	(31)	(2)	—	—	(33)	31	31

Total as of June 30, 2007	(754)	(a) (29)	11	—	(772)	771	781

Total as of June 30, 2006	(755)	(b) (28)	(21)	105	(699)	757

a)	An amount of $(20) is included in cost of services, $(2) in selling expenses and $(7) in financial results, net.
b)	An amount of $(23) is included in cost of services, $(2) in selling expenses and $(3) in financial results, net.

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of June 30, 2007	Cost value as of June 30, 2007	Book value as of June 30, 2007	Book value as of December 31, 2006
CURRENT INVESTMENTS
Mutual funds
ROBLE Ahorro $ HF Clase I	$1.19	37,238,247	45	45	45	27
Optimun CDB $ Clase B	$1.71	1,874,945	3	3	3	—
Lombard Renta	$2.40	4,043,303	9	9	9	—
Other mutual funds			—	—	—	46

Total mutual funds			57	57	57	73

Total current investments			57	57	57	73

(d) Current investments

	Cost as of June 30, 2007	Book value as of
		June 30, 2007	December 31, 2006
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$622	$625	$363
In Argentine pesos	68	68	199
In Argentine pesos – Related parties	15	15	—

	$705	$708	$562

With an original maturity of more than three months
In foreign currency	$21	$21	$—

	$21	$21	$—

Total current investments	$726	$729	$562

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of June 30, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105	38	—	(24)	119
Allowance for obsolescence of inventories	12	5	—	—	17
Allowance for doubtful accounts and other assets	16	—	—	—	16

Total deducted from current assets	133	43	—	(24)	152

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	197	—	—	(d) (5)	192
Allowance for doubtful accounts and other assets	23	2	—	—	25
Write-off of materials	22	—	—	(1)	21

Total deducted from non-current assets	242	2	—	(6)	238

Total deducted from assets	375	(b) 45	—	(30)	390

Included under current liabilities
Provision for contingencies	85	—	10	(22)	73

Total included under current liabilities	85	—	10	(22)	73

Included under non-current liabilities
Provision for contingencies	234	28	(10)	—	252

Total included under non-current liabilities	234	28	(10)	—	252

Total included under liabilities	319	(c) 28	—	(22)	325

(a)	As of June 30, 2007 and 2006 and December 31, 2006 this allowance is included in Taxes payable non-current.
(b)	Includes $38 in selling expenses and $6 in other expenses, net.
(c)	Included in other expenses, net.
(d)	Included in income tax.

Items	Opening balances	Additions	Reclassifications	Deductions	As of June 30, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	97	37	—	(23)	111
Allowance for obsolescence of inventories	9	1	—	(1)	9
Allowance for doubtful accounts and other assets	7	5	2	(1)	13

Total deducted from current assets	113	43	2	(25)	133

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	278	—	—	(c) (71)	207
Allowance for doubtful accounts and other assets	20	1	(2)	—	19
Write-off of materials	—	17	—	—	17

Total deducted from non-current assets	298	17	(2)	(71)	243

Total deducted from assets	411	(e) 60	—	(96)	376

Included under current liabilities
Provision for contingencies	108	57	20	(68)	117

Total included under current liabilities	108	57	20	(68)	117

Included under non-current liabilities
Provision for contingencies	239	48	(20)	—	267

Total included under non-current liabilities	239	48	(20)	—	267

Total included under liabilities	347	(f) 105	—	(68)	384

(e)	Includes $37 in selling expenses and $23 in other expenses, net.
(f)	Includes $57 in selling expenses and $48 in other expenses, net.

(f) Cost of services

	Six-month periods ended June 30,
	2007	2006
Inventory balance at the beginning of the year	$188	$113
Plus:
Purchases	476	408
Holding results on inventories	(26)	(7)
Wireless handsets lent to customers at no cost (a)	(2)	(2)
Replacements	—	(4)
Cost of services (Note 16.h)	1,920	1,639
Less:
Inventory balance at period end	(232)	(118)

COST OF SERVICES	$2,324	$2,029

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Six-month periods ended June 30,
	2007	2006
Services
Net sales	$3,932	$3,116
Cost of sales	(1,920)	(1,639)

Gross profit from services	$2,012	$1,477

Handsets
Net sales	$270	$232
Cost of sales	(404)	(390)

Gross loss from handsets	$(134)	$(158)

TOTAL GROSS PROFIT	$1,878	$1,319

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of June 30, 2007			As of December 31, 2006
Items	Amount of foreign currency (i)	Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	—	—	$—	$3
	G	3,094	0.000598	2	3
Bank accounts	US$	1	3.09300	4	2
	G	—	—	—	7
Investments
Time deposits	US$	199	3.09300	615	347
	EURO	6	4.18420	27	14
		¥143	0.02512	4	2
Accounts receivable
	US$	18	3.09300	56	50
	G	33,827	0.000598	20	23
Related parties	US$	1	3.09300	4	4
Other receivables
Prepaid expenses	US$	2	3.09300	6	5
	G	7,550	0.000598	5	1
Tax credits	G	—	—	—	2
Derivatives	US$	6	3.09300	18	—
Others	US$	1	3.09300	2	17
	G	2,652	0.000598	2	2
Non-current assets
Other receivables
Derivatives	US$	32	3.09300	99	85

Total assets				$864	$567

Current liabilities
Accounts payable
Suppliers	US$	206	3.09300	$638	$472
	G	21,885	0.000598	13	11
	EURO	9	4.18420	37	29
	SDR	1	4.68766	3	—
Deferred revenues	G	11,335	0.000598	7	8
Related parties	US$	6	3.09300	19	32
	EURO	4	4.18420	15	7
Debt
Notes – Principal	US$	187	3.09300	576	569
	EURO	86	4.18420	361	347
		¥1,989	0.02512	50	51
Banks loans and others – Principal	US$	49	3.09300	153	247
	G	62,156	0.000598	37	—
Accrued interest	US$	6	3.09300	20	24
	EURO	3	4.18420	14	16
		¥32	0.02512	1	1
Derivatives	US$	4	3.09300	11	5
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,464	0.000598	1	1
Taxes payable
Income tax	G	5,787	0.000598	4	3
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.09300	9	6
Non-current liabilities
Debt
Notes – Principal	US$	364	3.09300	1,127	1,366
	EURO	257	4.18420	1,077	1,195
		¥5,955	0.02512	150	176
Banks loans and others – Principal	US$	3	3.09300	10	51
Derivatives		2	3.09300	7	—
Gain on discounting of debt	US$	(5)	3.09300	(15)	(20)
	EURO	(20)	4.18420	(83)	(105)
		¥(643)	0.02512	(16)	(21)
Taxes payable
Deferred tax assets	G	(2,381)	0.000598	(1)	(1)
Other liabilities
Deferred revenue on sale of capacity	US$	20	3.09300	62	49

Total liabilities				$4,287	$4,519

(i)	US$ = United States dollars; G= Guaraníes; ¥ = Japanese Yen; SDR = Special drawing rights.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(h) Expenses

	Expenses			Fixed assets	Six-month period ended
	Cost of services	General and administrative	Selling	Work in progress	June 30, 2007
Salaries and social security	$208	$79	$177	$4	$468
Depreciation of fixed assets	590	26	49	—	665
Amortization of intangible assets	20	—	2	—	22
Taxes	125	2	22	—	149
Turnover tax	172	—	—	—	172
Maintenance, materials and supplies	154	9	35	—	198
Cost of directories publishing	1	—	—	—	1
Bad debt expense	—	—	38	—	38
Interconnection costs	76	—	—	—	76
Cost of international outbound calls	61	—	—	—	61
Lease of circuits	52	—	—	—	52
Fees for services	21	35	72	—	128
Advertising	—	—	128	—	128
Agent commissions and distribution of prepaid cards commissions	—	—	340	—	340
Other commissions	—	—	56	—	56
Roaming	76	—	—	—	76
Charges for TLRD	271	—	—	—	271
Transportation and freight	7	5	48	—	60
Insurance	2	1	2	—	5
Energy, water and others	18	4	2	—	24
Rental expense	35	1	6	—	42
Others	31	2	12	—	45

Total	$1,920	$164	$989	$4	$3,077

	Expenses			Fixed assets	Six-month period ended
	Cost of services	General and administrative	Selling	Work in progress	June 30, 2006
Salaries and social security	$187	$63	$146	$4	$400
Depreciation of fixed assets	594	21	60	—	675
Amortization of intangible assets	23	—	2	—	25
Taxes	89	1	17	—	107
Turnover tax	129	—	—	—	129
Maintenance, materials and supplies	116	6	31	—	153
Bad debt expense	—	—	37	—	37
Interconnection costs	77	—	—	—	77
Cost of international outbound calls	53	—	—	—	53
Lease of circuits	27	—	—	—	27
Fees for services	16	27	58	—	101
Advertising	—	—	87	—	87
Agent commissions and distribution of prepaid cards commissions	—	—	239	—	239
Other commissions	—	—	53	—	53
Roaming	55	—	—	—	55
Charges for TLRD	190	—	—	—	190
Transportation and freight	5	3	19	—	27
Insurance	1	2	3	—	6
Energy, water and others	22	3	4	—	29
Rental expense	30	—	5	—	35
Others	25	3	9	—	37

Total	$1,639	$129	$770	$4	$2,542

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	221		—		—	—		—	—	—

Not due
Third quarter 2007	765	570		82		1,440	6		66	206	26
Fourth quarter 2007	21	4		15		—	769		23	—	5
First quarter 2008	—	—		8		—	61		28	—	5
Second quarter 2008	—	—		80		—	465		23	16	4
July 2008 thru June 2009	—	—		124		—	685		11	—	13
July 2009 thru June 2010	—	—		272		—	621		7	—	24
July 2010 and thereafter	—	—		4		—	1,103		18	—	82
Not date due established	1	—		—		—	(114)		—	279	—

Total not due	787	574		585		1,440	3,596		176	501	159

Total as of June 30, 2007	787	795		585	(a)	1,440	3,596		176	501	159
Balances bearing interest	787	225		—		—	3,596		—	—	21
Balances not bearing interest	—	570		585		1,440	—		176	501	138

Total	787	795		585		1,440	3,596		176	501	159
Average annual interest rate (%)	6.04	(b	)	—		—	(c	)	—	—	6.00

(a)	Payables in kind amounted to $1.
(b)	$167 bear 50% over the Banco Nación Argentina notes payable discount rate and $58 bear 28.26%.
(c)	See Note 8.

Oscar Cristianci
President

REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

To the Directors and Shareholders of

Nortel Inversora S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Nortel Inversora S.A. (“Nortel”) and its consolidated subsidiaries as of June 30, 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six month periods ended Junes 30, 2007 and 2006. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Nortel’s consolidated financial statements for the years ended December 31, 2006 and 2005 on which we issued our unqualified report dated March 8, 2007, we report that:

a)	the consolidated financial statements of Nortel as of June 30, 2007 and 2006, described in paragraph 1, prepared in conformity with generally accepted accounting principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheets and related footnotes, derives from Nortel’s consolidated financial statements for the year ended December 31, 2006.

4.	In compliance with current regulations, we report that:

5.	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

a)	the financial statements of Nortel at June 30, 2007 arise from accounting records carried in all formal respects in accordance with current legal regulations;

b)	we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

c)	at June 30, 2007, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $19.913, none of which was claimable at that date.

Autonomous City of Buenos Aires, August 9, 2007.

PRICE WATERHOUSE & CO. S.R.L.

By	(Partner)
Juan C. Grassi

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF JUNE 30, 2007

(In millions of Argentine pesos or as expressly indicated)

1. The Company

•	The Company’s Shareholders’ meeting decisions

The Annual Ordinary Shareholders’ Meeting held on April 27, 2007 and the Special Meeting of Preferred Shares “A” and Preferred Shares “B” Shareholders held on April 27, 2007 approved, among other issues:

•	Fiscal year 2006, Annual Report and Financial Statements.

•	The Board of Director’s proposal that all of the negative retained earnings as of December 31, 2006 be carried forward.

•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee (for the 19th fiscal year).

•	The auditing Committee’s budget for Fiscal Year 2007.

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

•	The Company’s results

The Company reached a net gain of $209 for the six-month period ended June 30, 2007 (“1H07”). This gain was mainly generated by equity income from related companies.

2. The Telecom Group

Telecom Argentina reached a Net income of $387 for the 1H07.

OPBDA increased by 26% (+$293) to $1,414, equal to 34% of Net sales.

•	Net sales

During 1H07, Net sales increased 26% (+$854 million vs. 1H06) to $4,202, mainly fueled by the cellular and broadband businesses.

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

Revenues generated by these services amounted to $1,589, +7% vs. 1H06.

•	Voice

Total Revenues for this segment reached $1,258 (+4%).

Monthly Charges and Supplementary Services increased by $12 or 3%, to $366. Lines in service increased 4%, similar to the experience of the latest quarters.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled $598, with increases of 1%, 4% and 8%, respectively.

Interconnection revenues amounted to $174 (+19%), due to the expansion of both fixed-line and wireless traffic.

Finally revenues from public telephony, connection charges and other revenues reached $120 (-8% vs. 1H06).

•	Data transmission and Internet

The increase in broadband subscribers maintains an outstanding performance. Internet continues to be the main driver of growth, with revenues of $250 (+22% vs. 1H06).

Moreover, Telecom’s ADSL subscribers reached 602,000 (+301,000 or +100% vs. 1H06). Therefore, lines with ADSL connection accounted for approximately 14% of Telecom’s lines in service.

This development confirms Telecom’s fixed-line customer’s preference for the Company’s broadband services. This growth is the result of the strategy of the Company to make available of its clients of all the country products that combine the best quality of navigation to accessible prices, according with different segments. In this sense, to products already available (from 640 K to 5 MG), the company added an option of broadband with no fixed monthly fee during the last quarter.

Revenues generated by Data transmission amounted to $81, (+8% or $6 million, vs. 1H06). The Company continues working actively in the corporative segment, in particular with clients of the public sector making available the best technology to accompany initiatives by the State in the matter of security, emergencies and management.

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Cellular Telephony

The Cellular Telephony business generated revenues of $ 2,613 in 1H07.

•	Telecom Personal in Argentina

As of June 30, 2007, Personal’s subscribers reached 9.9 million, (+3.0 million or +44% vs. 1H06). Approximately 68% of the overall subscriber base was prepaid and 32% was postpaid. Subscribers with GSM technology represented 92% of the total subscriber base at the semester.

Total voice traffic, increased by 34% vs. 1H06 while outgoing SMS traffic increased from an average of 460 million messages per month to an average of 784 million (+70%). Moreover, the average monthly Revenue per User (“ARPU”) reached $ 37, stable when compared to 1H06.

Revenues totaled $2,436 (+$720 or +42% vs. 1H06). With respect to Service revenues, those increased by 46%, while handset sales reached $267 (+17% in the period.

During the semester, Personal continued to work aiming to further consolidate its leadership, in the argentine market, in terms of technology and innovation. It is important to highlight the launching of Third Generation services by Personal, such video-call, mobile broadband and numerous exclusive multimedia content features, Personal interactive web portal, photoblog, gaming, MP3 Full Track Download, Personal Mobile Video, etc. Therefore, Personal becomes the first 3G operator in Argentina and the first cellular provider in Latin America offering 3G connection both for notebooks and voice + videocall + multimedia through 3G handsets.

•	Nucleo

Personal’s controlled subsidiary that operates in Paraguay, generated revenues equivalent to $177 (+20% when compared to 1H06).

By the end of the quarter, the subscriber base reached approximately 1.4 million, +78% vs. June 2006. Prepaid and Postpaid customers represented 89% and 11%, respectively, while GSM subscribers represented 82% of the overall subscriber base.

•	Operating costs

The Cost of Services, Administrative Expenses and Selling Expenses totaled $3,475 in 1H07, which represents an increase of $548 million or +19% vs. 1H06.

•	Capital expenditures

A total amount of $553 invested in fixed and intangibles assets was allocated to the cellular business ($253) and the Voice, data and Internet business ($300).

The Telecom Group continues to implement its CapEx plan including the expansion of its ADSL services (accesses and transmission), reconverting its network in order to fully develop a new generation of services, enhance its Cellular network (capacity, coverage and 3G), integrating convergent platforms.

•	Other matters

During July 2007, Telecom reached an agreement with the different unions representing workers under Collective Bargaining Agreements. The agreement includes a wage increase of approximately 16% and a half-hour reduction in the labour day, applicable starting September, 2007. The agreement covers the period from April 2007 through and including July 2008.

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Selected consolidated quarterly information of the Company

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net income
Year 2007:
June 30,	2,058	688	358	(132)	74
June 30,	2,144	724	367	(86)	135

	4,202	1,412	725	(218)	209

Year 2006:
June 30,	1,611	546	197	(183)	1
June 30,	1,737	574	223	(114)	51
September 30,	1,894	608	253	(116)	34
December 31,	2,130	555	219	(71)	43

	7,372	2,283	892	(484)	129

3. Summary comparative consolidated balance sheets

	As of June 30,
	2007	2006	2005	2004	2003
Current assets	2,018	1,509	4,826	3,957	2,023
Non current assets	6,743	6,871	7,405	8,378	9,797

Total assets	8,761	8,380	12,231	12,335	11,820

Current liabilities	3,216	2,587	9,746	11,015	9,361
Non current liabilities	2,981	3,765	1,458	319	308

Total liabilities	6,197	6,352	11,204	11,334	9,669

Minority interest	1,190	945	480	469	985
Shareholders’ equity	1,374	1,083	547	532	1,166

Total liabilities, minority interest and Shareholders’ equity	8,761	8,380	12,231	12,335	11,820

4. Summary comparative consolidated statements of operations

	Three-month periods ended June 30,
	2007	2006	2005	2004	2003
Net sales	4,202	3,348	2,578	2,064	1,748
Operating costs	(3,477)	(2,928)	(2,353)	(1,928)	(1,749)

Operating income (loss)	725	420	225	136	(1)
Equity gain (loss) from related companies	—	6	7	—	—
Financial results, net	(218)	(297)	298	(299)	1,008
Other expenses, net	(59)	(87)	(49)	(54)	(76)
Gain on debt restructuring	—	—	(15)	—	369

Net income (loss) before income tax and minority interest	448	42	466	(217)	1,300
Income tax benefit (expense), net	(158)	65	(4)	(9)	—
Minority interest	(183)	(55)	(210)	103	(595)

Net income (loss) from continuing operations	107	52	252	(123)	705
Loss from discontinued operations	102	—	(3)	(4)	(2)

Net income (loss)	209	52	249	(127)	703

Net income (loss) per share (in pesos)	18.22	3.33	22.36	(13.53)	65.98

5. Statistical data (in physical units)

•	Fixed telephone service

June 30,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,878,264	3,698	3,862,719	7,284	3,821,595	13,936	3,801,410	591	3,800,300	(2,224)
Lines in service (a)	4,137,787	20,588	3,996,919	30,602	3,853,561	35,082	3,700,622	27,076	3,578,557	18,640
Customers lines	3,790,270	21,151	3,663,152	25,928	3,534,019	27,874	3,409,261	29,235	3,285,070	18,681
Public phones installed	78,205	(2,087)	82,308	276	83,762	339	81,411	737	79,360	20
Lines in service per 100 inhabitants (b)	21.5	0.1	20.9	0.1	20.4	0.2	19.7	0.1	19.2	—
Lines in service per employee	360	1	352	4	340	1	323	3	332	10

(a)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(b)	Corresponding to the northern region of Argentina.

•	Cellular telephone service

Personal

June 30,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	3,188,000	166,000	2,492,000	188,000	1,489,000	304,000	662,000	109,000	416,000	(11,000)
Prepaid subscribers	6,693,000	405,000	4,382,000	335,000	3,324,000	286,000	2,439,000	140,000	1,838,000	30,000

Total subscribers	9,881,000	571,000	6,874,000	523,000	4,813,000	590,000	3,101,000	249,000	2,254,000	19,000

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Nucleo

June 30,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	159,000	4,000	127,000	4,000	107,000	9,000	88,000	6,000	74,000	1,000
Prepaid subscribers	1,246,000	72,000	664,000	97,000	460,000	23,000	388,000	(65,000)	442,000	(2,000)

Total subscribers	1,405,000	76,000	791,000	101,000	567,000	32,000	476,000	(59,000)	516,000	(1,000)

•	Internet

June 30,	2007		2006		2005		2004		2003
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Dial Up subscribers	79,000	(6,000)	105,000	(6,000)	138,000	(5,000)	151,000	—	146,000	4,000
ADSL subscribers	602,000	76,000	300,000	50,000	162,000	23,000	95,000	14,000	55,000	8,000

Total subscribers	681,000	70,000	405,000	44,000	300,000	18,000	246,000	14,000	201,000	12,000

6. Consolidated ratios

June 30,	2007	2006	2005	2004	2003
Liquidity (1)	0.61	0.58	0.49	0.36	0.22
Solvency (2)	0.41	0.32	0.09	0.09	0.22
Locked up capital (3)	0.77	0.82	0.61	0.68	0.83

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest/Total liabilities.
(3)	Non current assets/Total assets.

7. Outlook

The management of the Company considers that the telecommunications industry will continue its face of expansion according to the growth of the economic activity that continued showing important increases (in particular, the indicators of consumption and production).

By the end of this year, the levels of growth in the cellular business are expected to be lower than fiscal year 2006, due to the higher level of expansion of these services in the Argentine Republic. The broadband business is expected to continue growing significantly and Telecom Argentina will continue being the favorite provider and starring this expansion in its operating area. The Telecom Group relies on its strategy and operational and financial strengthen to differ from its competition and increase its market quote and the operating profit.

The Company’s strategy is implemented in order to improve the quality of its service and its market position, to gain operating efficiency that all together will allow addressing the increasing demand of the telecommunications market.

Oscar Cristianci
President

IV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 22, 2007	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager